Exhibit 99.1

I 40 r IL Industry Industrie Canada Canada Certificate of Amendment Canada Business Corporations Act Certificat de modification Loi canadienne sur les societes par actions TALISMAN ENERGY INC. SOCIETE D'ENERGIE TALISMAN INC. Corporate name / Ddnomination sociale 753029-3 Corporation number / Numero de socidtd I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the Canada Business Corporations Act as set out in the attached articles of amendment. JE CERTIFIE que les statuts de la societe susmentionnee sont modifies aux termes de Particle 178 de la Loi canadienne sur les societes par actions, tel qu'il est indique dans les clauses modificatrices ci-jointes. Virginie Ethier Director / Directeur 2015-05-12 Date of Amendment (YYYY-MM-DD) Date de modification (AAAA-MM-JJ) Canada'.